Exhibit 3.1
Amendment No. 1

to

Bylaws of

VSE Corporation

(a Delaware corporation)

Effective July 19, 2022, Article III, Section 1 of the Bylaws of the Corporation is hereby amended in its entirety to read as set forth below:

ARTICLE III

DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be a minimum of six directors and a maximum of eleven directors. Within the limits above specified, the number of directors shall be determined by resolution of the board of directors or by the stockholders at the annual meeting. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.